THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1      Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2008 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2009, as publicly filed on SEDAR at www.sedar.com.

As of January 1, 2009, the Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed interim financial statements, are presented in accordance with the International Accounting Standard 34, Interim Financial Reporting. The comparative periods for fiscal 2008 have been restated in accordance with IFRS.

This MD&A is prepared as of May 14, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio- economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2      Overview

1.2.1   Summary

Northern Dynasty is a mineral exploration company which owns 50% of the Pebble Limited Partnership (the “Pebble Partnership”). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the “Project”), which consist of 153 square miles of associated resource lands and a stream of financing being provided towards the further exploration and, if warranted, development of the Project.

The Pebble property is located in Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble property. Mineralization was discovered and an initial mineral resource outlined in the Pebble West area of the Pebble porphyry copper deposit through drilling by a previous operator during the period 1987-1997.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001, and in 2002 carried out an initial exploration program outside of the Pebble deposit area that resulted in the discovery of two other porphyry copper-gold-molybdenum deposits, a porphyry copper zone and a gold-copper skarn occurrence along the mineralized trend. Several high-grade gold veins are also known to occur.

Since 2002, work has focused on the main Pebble deposit1, resulting in discovery of the higher grade mineralization that occurs in the Pebble East area and an overall expansion of the deposit. Comprehensive technical programs, including engineering, environmental and socioeconomic studies, have been underway since 2004.

In mid-2007, Northern Dynasty and Anglo American plc (“Anglo”) established a strategic 50:50 partnership (Pebble Limited Partnership or “Pebble Partnership”, see section 1.2.2) to engineer, permit, construct and

__________________________________________________
1 Previously thought to be two deposits, the Pebble West and Pebble East are now considered to be a single deposit comprising near-surface mineralization in the west and extending to a higher grade and deeper zone to the east.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

operate a modern, long-life mine at Pebble. To retain its 50% interest in the Pebble Partnership, Anglo is required to continue its staged investment up to US$1.425 billion to advance the Pebble Project toward permitting and operations.

Drilling in 2008 substantiated the volume, grade and continuity of mineralization in the Pebble East area. An estimate of the mineral resources2 in the overall Pebble deposit was announced in December 2008. The overall estimate for the deposit facilitates integrated mine planning for the Project and allows for benchmarking with other large porphyry deposits world-wide. The results at a 0.30% copper equivalent (CuEQ)3 cut-off are:

  5.1 billion tonnes of Measured and Indicated Mineral Resources grading 0.43% copper, 0.35 g/t gold and 256 ppm molybdenum (0.77% CuEQ), containing 48 billion pounds of copper, 57 million ounces of gold, and 2.9 billion pounds of molybdenum; and

  4.0 billion tonnes of Inferred Mineral Resources grading 0.27% copper, 0.29 g/t gold and 220 ppm molybdenum (0.55% CuEQ), containing 24 billion pounds of copper, 37 million ounces of gold and 1.9 billion pounds of molybdenum.

The Pebble Partnership Board of Directors has approved a US$59 million budget and work plan for 2009, with the potential for supplemental spending up to a total of US$70 million, to work toward the timely completion of a prefeasibility study and preparing to initiate project permitting in 2010.

Deterioration of global economic conditions in late 2008 resulted in high volatility and significant weakening of exchange traded commodity prices. Deterioration in credit market conditions also increased the cost of obtaining capital and limited the availability of funds. Market conditions for commodities have improved in the first quarter of 2009 but economic uncertainty persists. Funding for the Pebble Project is currently being provided by Anglo (as described below). Northern Dynasty has cash and cash equivalents on hand in excess of $45 million for its operating requirements. With the project funding committed by Anglo for 2009, and given its holdings of cash and cash equivalents, management believes that the Company has sufficient sources to cover its likely short and long term cash requirements.

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2 Independent qualified person for the November 2008 resource estimate is David W. Rennie, P.Eng., Scott Wilson Roscoe Postle Associates Inc.

3 Copper equivalent calculations used metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10/lb for molybdenum and metallurgical recoveries of 91% for copper, 75% for gold and 90% for molybdenum in the Pebble West area and 93% for copper, 80% for gold and 94% for molybdenum in the Pebble East area. Revenue is calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery, as shown below:
           CuEQ (Pebble West) = Cu % + (Au g/t x 75%/91% x 25.72/39.68) + (Mo % x 90%/91% x 220.46/39.68)
           CuEQ (Pebble East) = Cu % + (Au g/t x 80%/93% x 25.72/39.68) + (Mo % x 94%/93% x 220.46/39.68) .

The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Pebble West has been considered for an open pit mining scenario and Pebble East for underground bulk mining. For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. All mineral resource estimates, cut-offs and potential mining scenarios are subject to a feasibility study.

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1.2.2   Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Partnership. An indirect wholly-owned subsidiary of Anglo subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion as described below.

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund additional expenditures approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Pebble Partnership. After the completion and approval of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring its total investment to at least US$450 million which is to be expended in producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and the Company on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

On adoption of IFRS, the Company determined that the investment in the Pebble Partnership qualifies as a jointly controlled entity which is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations in accordance with International Accounting Standard 31, Interests in Joint Ventures. The Company has elected to apply the equity method to account for its interest in the Pebble Partnership. Previously under Canadian generally accepted accounting principles (“Canadian GAAP”), the Company considered the Pebble Partnership a variable interest entity with the Company the primary beneficiary and consequently had consolidated the activities of the Pebble Partnership and recognised a non-controlling interest.

Anglo’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to March 31, 2009 amounts to $204.9 million (US$192.5 million) (three months ended March 31, 2009 – $10.8 million (US$8.6 million)).

Senior management of the Pebble Limited Pebble Partnership is largely in place in Anchorage, Alaska, and includes several of the state’s most respected resource development professionals. This includes CEO John Shively, former Commissioner of the Alaska Department of Natural Resources, and Vice President, Environment, Ken Taylor, former Deputy Commissioner of the Alaska Department of Fish & Game. The Alaska-based operations are guided by the board of the general partner with equal representation from Anglo and Northern Dynasty.

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1.2.3   Technical Programs

The US$59 million budget and work plan approved for 2009 includes:

  a site investigation program to undertake resource drilling and support environmental studies;

  an engineering program that includes evaluation of project options to optimize the project scale and finalize trade-off studies to determine the preferred alternatives for project components;

  an environmental study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources), and to compile and analyze collected data from previous years toward the completion of the Environmental Baseline Document in 2010;

  a public affairs program to engage communities and project stakeholders, and to advance initiatives in the areas of workforce development, business development and public education; and

  corporate and administrative costs.

These approved expenditures are expected to be supplemented by additional engineering and site investigation activities in the latter half of 2009. Additional program details will not be known until a supplemental budget is authorized. The total overall budget could be up to $70 million.

The Pebble Partnership has also assembled a world-class engineering and permitting team to prepare a Prefeasibility Study for the Pebble Project, including 20 senior engineers and technical specialists (of whom many are providing consulting service from Anglo American), as well as 58 engineering firms and specialized consultancies from around the world.

Exploration and Resource Drilling

The 2009 drilling program includes resource drilling to identify additional areas of high-grade mineralization, as well as condemnation, geotechnical and metallurgical drilling to facilitate completion of prefeasibility mine planning studies in 2010. The current budget for exploration and resource drilling at Pebble in 2009 is $7 million, but is expected to be supplemented following the completion of engineering trade-off studies.

Engineering

Work in 2009 will be focused on determining the optimum project scale and finalizing trade-off studies in preparation for the completion of a Prefeasibility Study in 2010, and will include:

  assessment of a range of options to optimize the project scale, building on the work completed in 2008;

  completion of trade-off studies of major project components to assess the preferred alternatives;

  continuation of metallurgical testwork on the mineralization from both Pebble West and Pebble East areas to optimize conventional processing systems and designs; and

  continuation of assessments of the major infrastructure elements (access road, port and power) in order to assess the optimum alternatives and designs for these Project components.

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Metallurgy

Testwork continued through much of 2008, utilizing drill core samples collected in 2007 or earlier. The focus of the program was on assessing the response of Pebble West material, in particular, the potential for plant feed from the supergene (enriched copper) horizon in the Pebble West area, to the flowsheet that had been defined for Pebble East. Blends of Pebble East and Pebble West materials were also tested. Additional drilling was completed to obtain material for further metallurgical testing.

The 2009 testwork program will focus on two areas: continuation of the assessment of the Pebble West supergene zone and commencement of variability testwork. The geological team conducted significant evaluation of copper speciation in the Pebble West area of the deposit in 2007 and early 2008. The 2008 supergene testwork, which grew out of the copper speciation analyses, tested the relative metallurgical responses of the various types of mineralization. In 2009, additional analysis will be conducted on the supergene to clarify the supergene metallurgy. The variability work will allow more refined financial assessment of the project.

Infrastructure

A base case for project infrastructure has been developed in conjunction with the ongoing prefeasibility study program. Infrastructure for the project includes port, road, and power options that will be necessary to support future mine operations. Assessments of alternatives to the base case were also completed during the year.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic base-line study programs are ongoing, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary areas of focus for 2009 field programs will be hydrology, water quality and fish resources.

The Environmental Baseline Document (EBD) remains on schedule to be finalized in 2010. This document will be submitted with permit applications, targeted for 2010, once mine engineering and a proposed development plan is completed. The permitting process for the Pebble Project under the National Environmental Policy Act (NEPA) is expected to take three years to complete.

The EBD is one of several documents the Pebble Partnership will publish in order to achieve the many permits required for the Pebble Project. Its purpose is to provide the public, regulatory agencies and the Company with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

The EBD will present information and analysis on baseline physical, biological and social conditions based upon data collected by the Pebble Partnership’s environmental study team from 2004 to 2008. Chapters will include: climate and meteorology; geology and mineralization; physiography; soils; geotechnical and seismic; surface water hydrology; groundwater hydrology; water quality; trace elements; geochemical characteristics; noise; vegetation; wetlands; fish and aquatics; terrestrial wildlife; endangered species; land/water use; transportation; power; socioeconomics; cultural resources; subsistence and traditional knowledge; visual resources; recreation; and marine environment.

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Cultural Studies

Archaeological studies have been carried out on all areas that might be disturbed by the project, with the exception of possible road and port locations. Examination of the road and port sites are not expected until 2009 or later, once a decision is made regarding the exact location of these project features.

Community Engagement

The Pebble Partnership continues its active program of stakeholder outreach, with hundreds of community meetings, stakeholder visits, presentations and event appearances planned for 2009. The Company will also coordinate numerous stakeholder tours to the Pebble Project and operating mines in Alaska and other jurisdictions this year. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to educate participants about modern mining practices.

In addition, the Keystone Center – a non-profit organization that specializes in developing stakeholder dialogue processes – has agreed to work with the Pebble Partnership to design and facilitate an independent, stakeholder-driven dialogue process around the Pebble Project to begin in 2009. It is envisaged that the program will include recruitment of independent technical and scientific experts to review the Pebble Partnership’s work and serve as a credible and objective arbiter for project stakeholders.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, US$5 million endowment, established in February 2008, to enhance the health and sustainability of regional fisheries and the communities they support. An advisory board of citizens representing communities from throughout Bristol Bay was established in fall 2008 to develop grant criteria and award Pebble Fund grants.

The Pebble Fund dispensed its first $1 million in grants to 33 successful applicants in spring 2009. Projects receiving small grant awards include a community greenhouse development in Ugashik, alternative energy and wind development projects in the City of Chignik and Chignik Lagoon, and a vocational training program for clean diesel technology in the Bristol Bay School District. Large grant awards will fund fisheries enhancement and education projects in Pilot Point and Ivanoff Bay, a renewable energy development project in Iguigig and a broad-based work internship program for students in the Lake and Peninsula School District, among others.

The Pebble Fund Advisory Board will issue another call for grant applications and award the second round of Pebble Fund grants in fall 2009.

2.

The Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series – a voluntary initiative to share the preliminary findings of the Pebble Partnership’s comprehensive environmental study program with project stakeholders prior to the beginning of project permitting.

Workforce development initiatives planned for 2009 include additional training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Department of Labor, the

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. College scholarship programs for Bristol Bay high school students are also being continued this year.

Contract and full-time personnel working at the Pebble Project site near Iliamna, Alaska rose to 232 in the summer of 2008. Some 133 individuals from local communities worked on the project, earning wages of almost $5 million. The Pebble Project’s total investment in the Bristol Bay region in 2008 totaled nearly $15 million.

1.2.4  Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainty in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak.

The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008.

Prices stabilized in January 2009, ranging from US$1.40/lb to US$1.50/lb and averaging US$1.48/lb. By mid-March copper was trading in the US$1.65/lb range. The average copper price in 2009 to mid May is US$1.70/lb.

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid October through November. The average gold price for 2008 was US$871/oz. Prices in 2009 to mid May have averaged US$906/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006, and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Prices continued to drop in 2009, averaging US$9.30/lb in January but have stabilized around that price since that time. The average price in 2009 to mid May is US$8.95/lb.

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1.3      Selected Annual Information

For the year ended December 31, 2008, the consolidated financial statements have been restated in accordance with IFRS. The consolidated financial statements for the two prior years have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All figures are expressed in thousands of Canadian dollars, except per share amounts.

	Restated to	In accordance with Canadian
	IFRS	GAAP
	As at	As at	As at
	December 31	December 31	December 31
	2008	2007	2006
Other assets	$11	$674	$633
Mineral property interests	–	168,222	168,222
Equity investment in the Pebble Partnership	121,611	–	–
Current assets	46,282	41,381	98,112
Total assets	167,904	210,277	266,967

Shareholders’ equity	167,756	109,311	197,527
Other liabilities	–	93,338	61,601
Current liabilities	148	7,628	7,839
Total shareholders’ equity and liabilities	167,904	210,277	266,967

Working capital	45,150	33,753	90,273

Expenses (income)
Amortization	4	146	124
Conference and travel	273	1,161	936
Exploration	408	86,424	50,613
Legal, accounting and audit	370	1,649	931
Office and administration	2,013	5,062	3,041
Shareholder communication	384	623	386
Trust and filing	235	485	149
Foreign exchange loss (gain)	(9,130)	3,878	(773)
Future income tax recovery	–	(3,815)	(637)
Loss on disposal of fixed assets	–	11	–
Gain on disposal of marketable securities	–	(1)	(194)
Interest income	(1,115)	(2,749)	(2,238)
Share-based compensation	7,708	11,133	6,045
Loss for the year	$1,150	$104,007	$58,383

Basic and diluted loss per common share	$0.01	$1.13	$0.75

Weighted average number of common shares outstanding	92,543,639	91,978,571	77,708,870

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1.4      Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

		In accordance with IFRS				In accordance with Canadian GAAP

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2009	2008	2008	2008	2008	2007	2007	2007
Other assets	$2	$11	$15	$15	$15	$674	$594	$669
Mineral property interests	–	–	–	–	–	168,222	168,222	168,222
Equity Investment	125,935	121,611	106,255	101,812	102,631	–	–	–
Current assets	45,316	46,282	40,665	39,339	40,583	41,381	46,068	59,913
Total assets	171,253	167,904	146,935	141,166	143,229	210,277	214,884	228,804

Equity	171,087	167,756	146,021	141,837	143,282	109,311	133,244	162,830
Other liabilities	–	–	–	–	–	93,338	74,441	58,663
Current liabilities	166	148	914	(671)	(53)	7,628	7,199	7,311
Total shareholders’ equity and
liabilities	171,253	167,904	146,935	141,166	143,229	210,277	214,884	228,804

Working capital	45,150	46,134	39,751	40,010	40,636	33,753	38,869	52,602

Expenses
Amortization	9	4	–	–	–	34	36	47
Conference and travel	110	61	109	41	62	434	278	281
Exploration	52	(211)	551	2	66	23,529	27,396	21,760
Foreign exchange loss (gain)	(42)	(6,513)	(1,669)	343	(1,291)	767	1,266	1,947
Legal, accounting and audit	41	246	48	136	(60)	692	495	175
Office and administration	1,039	247	1,146	284	336	1,241	1,710	826
Shareholder communication	194	167	79	86	52	125	115	263
Share-based compensation	4,468	2,369	892	3,777	670	1,644	2,384	3,168
Trust and filing	146	9	39	16	171	216	39	138
Total before undernoted	6,017	(3,621)	1,195	4,685	6	28,682	33,719	28,605

Interest income	(88)	(338)	(150)	(235)	(392)	(401)	(560)	(821)
Loss on disposal of fixed
assets	–	–	–	–	–	–	11	–
Loss (gain) on disposal of
marketable securities	–	–	–	–	–	(1)	–	(7)
Total before undernoted	5,929	(3,959)	1,045	4,450	(386)	28,280	33,170	27,777

Future income tax recovery	–	–	–	–	–	(43)	(832)	(1,956)
(Income) loss for the period	5,929	(3,959)	1,045	4,450	(386)
Loss (gain) on marketable
securities	–	1	9	(1)	2
Exchange arising on translation
of the Pebble Partnership	(4,324)	(15,356)	(4,443)	818	(3,654)	–	–	–
Comprehensive (income) loss	$1,605	$(19,314)	$(3,389)	$5,267	$(4,038)	$28,237	$32,338	$25,821

Basic and diluted (income) loss
per common share	$0.06	$(0.04)	$0.01 $	0.05	$0.00	$0.31	$0.35	$0.28

Weighted average number of
common shares outstanding
YTD (thousands)	92,557	92,544	92,544	92,544	92,544	92,544	91,968	91,922

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5      Results of Operations

Loss for the three months ended March 31, 2009 was $5.9 million, compared to income of $0.4 million in the first quarter of the previous year. Included in the loss for the current period was a non-cash share-based compensation expense for $4.5 million (2008 – $0.7 million) due to the grant of options in the current quarter (2008 – nil) as well as the recognition of options vesting that were previously granted. Office and administration costs increased to $1.0 million from $0.3 million for the same period in the previous year mainly due to a donation of shares by the Company to the Britannia Society at a cost of $0.4 million (being the quoted market value of the shares) . Trust and filing costs decreased to $0.15 million from $0.17 million for the same period in the previous year due mainly to the lower fees payable to the TSX. Shareholder communication costs increased to $0.19 million from $0.05 million in 2008 as the Company embarked on a European investor road show.

The Company recorded a foreign exchange gain of $0.04 million for the three months ended March 31, 2009 compared to a $1.3 million gain in same period of fiscal 2008. In 2008, the Company’s assets were held mainly in US dollars and equivalents which resulted in gains on translation given the US dollar to Canadian dollar exchange rate at that time, however, these are now predominately held in Canadian dollars.

Investment in the Pebble Partnership

As indicated in sections 1.2 and 1.2.3, the Company has adopted IFRS from January 1, 2009, and has determined that in accordance with IFRS it has joint control of the Pebble Partnership and has elected to account for its investment in the Pebble Partnership under the equity method. The transition to IFRS is explained further in section 1.13.

Expenditures incurred on the Pebble Project through the Pebble Partnership, are being funded 100% by Anglo. Anglo’s total contributions since inception to March 31, 2009 are $204.9 million (US$192.5 million).

For the quarter ended March 31, 2009, exploration costs decreased to $12 million from $18.2 million in the previous year. The main exploration expenditures during the quarter were:

  engineering (2009 – $3.0 million; 2008 – $1.9 million);
  environmental planning and testing (2009 – $4.8 million; 2008 – $4.8 million);
  drilling (2009 – $nil; 2008 – $2.9 million);
  site activities (2009 – $0.9 million; 2008 – $2.6 million);
  logistics and transportation (2009 – $0.2 million; 2008 – $1.6 million);
  public affairs (2009 – $1.2 million; 2008 – $2.2 million); and
  socioeconomic initiatives (2009 – $0.7 million; 2008 – $0.7 million)

For further discussion on exploration activities being undertaken including the program for 2009, please refer to section 1.2.3.

1.6      Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, the Company has issued common shares in each of the past few years, pursuant to private placement financings

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project is through the Pebble Partnership which is currently being provided by Anglo (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $45 million in cash and cash equivalents for its own operating requirements.

As discussed in section 1.2.2. , the Company is in a 50:50 limited partnership with Anglo. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion over a period of several years. This includes an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund any additional expenditures approved. Thereafter in order to retain its 50% interest, Anglo is required to commit to further expenditures which bring its total investment to at least US$450 million which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its 50% interest in the Pebble Partnership.

At March 31, 2009, the Company had working capital of approximately $45.1 million as compared to $46.1 million at December 31, 2008.

Other than disclosed in the financial statements, the Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Pebble Partnership has purchase orders for goods and services relating to engineering, environmental, stakeholder affairs and site operations activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo and are in the normal course of operations.

1.7      Capital Resources

The Company has no long-term debt and had 92,628,877 common shares issued and outstanding at March 31, 2009.

The Company had no commitments for material capital expenditures as of March 31, 2009.

The Company’s investee, the Pebble Partnership, which is being funded by Anglo, has a US$4 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next four years.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8      Off-Balance Sheet Arrangements

None.

1.9      Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Northern Dynasty. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management services including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

Costs for services rendered by HDSI to the Company were $0.3 million for the three months ended March 31, 2009 as compared to $0.5 million for comparable period in 2008. The decrease over 2008 is due to the reduction in the level of activity of the Company that saw fewer resources being provided by HDSI to assist with the Company’s exploration and development activities.

1.10     Fourth Quarter

Not applicable.

1.11     Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12     Critical Accounting Estimates

The Company's accounting policies are presented in note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2009. The preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Intepretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates include:

i.	the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

ii.	the carrying value of the investment in the Pebble Partnership and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

iii.

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss for the period ended March 31, 2009;

iv.	the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss; and

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MANAGEMENT'S DISCUSSION AND ANALYSIS

v.

the nil provision for income taxes which is included in the condensed consolidated interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2009. The Company controls the timing of the reversal of temporary differences arising on the equity investment in the Pebble Partnership and have made the judgment that such reversal is not expected to occur in the foreseeable future.

Actual amounts could differ from the estimates used.

Mineral resources and reserves, and the carrying values of its investment in the Pebble Partnership

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of its investment in the Pebble Partnership.

Impairment analysis of assets

At each financial reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

Share-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

A deferred tax difference would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. However, the Company does not recognize these deferred taxes as they control the timing of the reversal of these temporary differences, as the Company controls when the taxable benefit of the investment is realized, and management have made the judgment that the reversal is not expected to occur in the foreseeable future.

1.13     Changes in Accounting Policies including Initial Adoption

(a)	Transition to and Initial Adoption of International Financial Reporting Standards (“IFRS”)

Effective January 1, 2009 the Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 2, 2009. The condensed consolidated interim financial statements for the three months ended March 31, 2009 have been prepared in accordance with IAS 34, using accounting policies consistent with IFRS and as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRIC. These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.

The accounting policies as set out in Note 2 of the condensed consolidated interim financial statements have been applied consistently to all periods presented in the condensed consolidated interim financial statements. Comparative information for the three months ended March 31, 2008 and for the year ended December 31, 2008, have also been adjusted from amounts previously reported under Canadian GAAP.

Impact of IFRS on Our Organization

The conversion to IFRS impacts the way the Company presents its financial results. The Company has prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Company’s accounting systems has been minimal as the Company is still in the exploration phase. The Company’s internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Company has assessed the impacts of adopting IFRS on our contractual arrangements, and have not identified any material compliance issues. The Company has considered the impacts that the transition will have on our internal planning process and compensation arrangements and have not identified any significant impacts.

First Time Adoption of IFRS

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the “Transition Date”;

to apply the requirements of IFRS 2, Share-based payments, to equity instruments granted which had not vested as of the Transition Date; and

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 8 of the condensed consolidated interim financial statements and also discussed below:

(i)        Basis of Consolidation

Under Canadian GAAP, the Company accounted for its interest in the Pebble Partnership as a variable interest entity with the Company being the primary beneficiary. Accordingly, the Company consolidated 100% of the expenditures incurred by the Pebble Partnership and recognized a non-controlling interest.

IFRS does not recognize the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Upon the adoption of IFRS, the Company has determined that it has joint control of Pebble Partnership and can elect to use either the equity method or proportionate consolidation method to account for its interest in the Pebble Partnership.

IAS 31, Interests in Joint Ventures, currently permits the proportionate consolidation or the equity method to account for interest in joint ventures. The Company has elected to account for its interest in the Pebble Partnership using the equity method since management believes that the equity method better reflects the substance of Pebble Partnership Agreement. However, there is an IFRS exposure draft which is recommending only the equity method be permitted for accounting for joint ventures and prohibits the use of proportionate consolidation. This further supports the Company’s position to account for its investment using the equity method.

(ii)      Deferred Tax on Mineral Properties

Under Canadian GAAP, the Company recognized a future income tax liability on temporary differences arising on the acquisition of the Pebble mineral property interest from a related party (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination. IAS 12, Income Taxes, does not permit the recognition of deferred taxes on such transactions.

As such, upon the adoption of IFRS, the Company derecognized the impacts of all future income tax liabilities which had previously been recognized on the initial acquisition of the Pebble mineral property through transactions deemed not to be business combinations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii)    Share-based Payment

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, Share Based Payments, is similar to Canadian GAAP and requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. Forfeitures are estimated at the time of grant. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied under Canadian GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

For the share purchase options granted to the individuals reclassified, changes in fair value after the grant date previously recognized for Canadian GAAP purposes has been adjusted. The adjustments were calculated only for unvested options issued and outstanding as of and after the Transition Date.

(iv)      Cumulative Translation Differences

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date the Canadian dollar was the functional currency of all entities in the Company except the Pebble Partnership which has a US dollar functional currency. In accordance with IFRS 1 optional exemptions, the Company elected to transfer the foreign currency translation differences, recognized as a separate component of equity, to deficit at the Transition Date.

(b)	New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective:

Amendments to IFRS 3, Business Combinations
Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
Amendments to IAS 16, Property, Plant and Equipment
Amendments to IAS 27, Consolidated and Separate Financial Statements
Amendments to IAS 28, Investments in Associates
Amendments to IAS 31, Interests in Joint Ventures
Amendments to IAS 40, Investment Property

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Company except for additional disclosures.

1.14      Financial Instruments and Other Instruments

Refer to the note 2(f) to the condensed consolidated interim financial statements.

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				92,646,693

Share purchase options	April 14, 2011	$9.74	32,500
	April 30, 2011	$7.25	180,000
	October 27, 2011	$3.00	205,234
	February 2, 2012	$5.00	529,000
	February 4, 2012	$5.00	2,143,200
	February 20, 2012	$10.95	150,000
	March 26, 2012	$8.25	25,000
	April 11, 2013	$9.74	75,000
	August 22, 2013	$5.35	40,000
	October 27, 2013	$3.00	140,000
	February 2, 2014	$5.00	2,063,000
	February 4, 2014	$5.00	220,000	5,802,934

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of January 1, 2009, the Company early adopted IFRS as its standard for financial reporting. In connection with the adoption of IFRS, the Company updated its internal controls over financial reporting, as necessary, to facilitate the respective IFRS convergence and transition activities performed. Other than the adoption of IFRS, no other significant changes in internal controls over financial reporting occurred during the period ended March 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended March 31, 2009 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary (forward looking)

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for copper, gold, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. Changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment could impact the projects ability to secure appropriate permits to operate. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, compliance with generally increasing environmental obligations, and accommodation of local and community concerns.